UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 5)*

                     Concepts Direct, Inc.
_________________________________________________________________
                       (Name of Issuer)

                 Common Stock, $0.10 Par Value
_________________________________________________________________
                 (Title of Class of Securities)

                           206013104
_________________________________________________________________
                        (CUSIP Number)

                       Phillip A. Wiland
                     Concepts Direct, Inc.
                      2950 Colorful Avenue
                    Longmont, Colorado 80505
                         (303) 772-9171
_________________________________________________________________
         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 31, 2003
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 206013104                         13D


           1. Names of Reporting Persons. I.R.S. Identification
              Nos. of above persons (entities only).

                   Phillip A. Wiland

           2. Check the Appropriate Box if a Member of a Group
              (See Instructions)
              (a)[  ]
              (b)[  ]

           3. SEC Use Only

           4. Source of Funds (See Instructions).  PF

           5. Check if Disclosure of Legal Proceedings Is
              Required Pursuant to Items 2(d) or 2(e).   N/A

           6. Citizenship or Place of Organization.

                      Colorado, United States of America

Number of     7.  Sole Voting Power.        41,400
Shares
Beneficially  8.  Shared Voting Power.      3,325,825
Owned by
Each          9.  Sole Dispositive Power.   41,400
Reporting
Person With  10.  Share Dispositive Power.  3,325,825

          11. Aggregate Amount Beneficially Owned by Each
              Reporting Person.             3,367,225

          12. Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares (See Instructions).     N/A

          13. Percent of Class Represented by Amount in Row (11).
                      64.29%

          14. Type of Reporting Person (See Instructions).    IN




CUSIP No. 206013104                                 13D

           1. Names of Reporting Persons. I.R.S. Identification
              Nos. of above persons (entities only).

                    Linda S. Wiland

           2. Check the Appropriate Box if a Member of a Group
              (See Instructions)
              (a)[  ]
              (b)[  ]

           3. SEC Use Only

           4. Source of Funds (See Instructions).  PF

           5. Check if Disclosure of Legal Proceedings Is Required
              Pursuant to Items 2(d) or 2(e).     N/A

           6. Citizenship or Place of Organization.

                     Colorado, United States of America

Number of     7.  Sole Voting Power.        -0-
Shares
Beneficially  8.  Shared Voting Power.      3,325,825
Owned by
Each          9.  Sole Dispositive Power.   -0-
Reporting
Person With  10.  Shared Dispositive Power. 3,325,825

          11. Aggregate Amount Beneficially Owned by Each
              Reporting Person.             3,325,825

          12. Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares (See Instructions).    N/A

          13. Percent of Class Represented by Amount in Row (11).
                    63.50%

          14. Type of Reporting Person (See Instructions).   IN

Item 1.  Security and Issuer

     This statement on Schedule 13D relates to common stock, $0.10 par value ("Common Stock"), of Concepts Direct, Inc., a Delaware corporation ("Concepts Direct"). Concepts Direct's principal executive offices are located at 2950 Colorful Avenue, Longmont, Colorado 80504.

Item 2.  Identity and Background

(a)   Phillip A. Wiland and Linda S. Wiland (the "Wilands")
(b)   8000 North 41st Street, Longmont, Colorado 80503
(c)   Phillip A. Wiland: Chairman, Chief Executive Officer and
      President, Concepts Direct, Inc., 2950 Colorful Avenue,
      Longmont, Colorado 80504

(d) Neither of the Wilands has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the past five years, neither of the Wilands has been a party to any civil proceeding resulting in or subjecting them to a judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)   Colorado, United States of America

Item 3. Source and Amount of Funds or Other Consideration

On March 31, 2003, the Wilands entered into two Stock Purchase Agreements and a Securities Purchase Agreement pursuant to which they acquired 1,240,306 shares of Common Stock of Concepts Direct for $.54 per share, for a total of $669,765.24. The Wilands acquired all of these shares with personal funds.

Item 4. Purpose of Transaction

In the course of reviewing the business, prospects, and financial condition of Concepts Direct, the market for the Common Stock, and economic and stock market conditions, the Wilands have formulated the intent to acquire additional shares of Common Stock. Subject to limitations imposed on them by securities laws, the Wilands intend to acquire additional equity securities of the Issuer in the open market or in privately-negotiated transactions with one or more sellers. In addition, the Wilands may also propose a transaction to acquire all or substantially all of the assets of the Issuer, or all of the outstanding shares of Common Stock that they do not currently own through a merger, tender offer, or other business combination with the Issuer.

Other than as disclosed herein, the Wilands have not entered into agreements related to any purchases of equity securities of the Issuer or any other transaction described above, and expressly disclaim beneficial ownership of and any pecuniary interest in any securities other than those named in this Schedule 13D.

Except as set forth herein, the Wilands do not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

        (a) The Wilands own in joint tenancy 3,325,825 shares of Common Stock of Concepts Direct. In addition, Mr. Wiland holds 13,900 shares of Common Stock of Concepts Direct as custodian for his minor children under the Uniform Gifts to Minors Act and for which Mr. Wiland has sole voting and investment power. Also, Mr. Wiland holds stock options for 27,500 shares of Common Stock of Concepts Direct which are currently exercisable or will become exercisable within the next 60 days. Mr. Wiland has voting and investment control over approximately 64.29% of the outstanding Common Stock of Concepts Direct (based on the 5,237,426 Shares outstanding as of March 24, 2003) and Mrs. Wiland has voting and investment control over approximately 63.50% of the outstanding Common Stock of Concepts Direct.

            The above shares do not include 20,400 shares held by Bank One as Trustee of an irrevocable trust for minor children of the Wilands pursuant to a trust agreement dated as of September 30, 1986.

        (b) Mr. Wiland has the sole power to vote and dispose of 41,400 shares of Common Stock and shares the power to vote and dispose of 3,325,825 shares of Common Stock.

            Mrs. Wiland shares the power to vote and dispose of 3,325,825 shares of Common Stock.

        (c) On March 31, 2003, the Wilands entered into two Stock Purchase Agreements and a Securities Purchase Agreement pursuant to which they acquired 1,240,306 shares of Common Stock of Concepts Direct for $.54 per share, for a total of $669,765.24. The Wilands acquired all of these shares with personal funds.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.


                        Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2003
_______________
Date


/s/ Phillip A. Wiland
______________________
Signature


Phillip A. Wiland
______________________
Name/Title


/s/ Linda S. Wiland
______________________
Signature


Linda S. Wiland
______________________
Name/Title